245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 23, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105
Fidelity Corporate Bond Fund
Fidelity Investment Grade Bond Fund
Fidelity Short-Term Bond Fund
Fidelity Strategic Dividend & Income Fund
Fidelity Strategic Real Return Fund. (the fund(s))
Post-Effective Amendment No. 427

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 427 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Fidelity Advisor Corporate Bond: Class Z for Fidelity Corporate Bond Fund, Fidelity Advisor Investment Grade Bond Fund: Class Z for Fidelity Investment Grade Bond Fund, Fidelity Advisor Short-Term Bond Fund: Class Z for Fidelity Short-Term Bond Fund, Fidelity Advisor Strategic Dividend & Income Fund: Class Z for Fidelity Strategic Dividend & Income Fund, and Fidelity Advisor Strategic Real Return Fund: Class Z for Fidelity Strategic Real Return Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 22, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group